Exhibit 99.1

Nature Wood Group Limited Announces Changes in Its Board of Directors and Officers

Macau, November 3, 2025 (PRNewswire) — Nature Wood Group Limited (Nasdaq: NWGL) (“Nature Wood” or the “Company”), a global leading vertically-integrated forestry company headquartered in Macau, today announced changes in its board of directors and officers, effective as of November 3, 2025.

The Company reported that Mr. Hok Pan SE resigned as Director and Chairman of the Board, Mr. Zhihua LIANG resigned as Director and Senior Consultant, Mr. Kam Pang CHIM resigned as Chief Financial Officer, and Mr. Hubei SONG resigned as Chief Executive Officer, effective as of November 3, 2025. The resignations were not the result of any disagreement with the Company.

The Board of Directors has appointed the following individuals to succeed them, effective as of November 3, 2025:

●	Ms. Liying WANG as Director and Chief Executive Officer;
●	Ms. Hong WANG as Director and Chief Financial Officer; and
●	Mr. Zhilin CAI as Chief Strategy Officer.

Set forth below is certain biographical information regarding the background and experience of Ms. Liying WANG, Ms. Hong WANG and Mr. Zhilin CAI:

Ms. Liying WANG (“Ms. LY Wang”) has around six years of experience in corporate management, creative design, and media operations. She is currently the general manager and a director of Chongqing Chami Culture and Media Co., Ltd., a company she founded in 2023. Prior to that, she served as the general manager of Yingbing (Shanghai) Business Management Co., Ltd. from 2022 to 2023, and as a creative design editor at Chongqing Qiuyu Culture and Media Co., Ltd. from 2019 to 2022. Ms. LY Wang holds a bachelor’s degree from Sichuan Fine Arts Institute.

Ms. Hong WANG (“Ms. H Wang”) has approximately seventeen years of experience in corporate finance and financial management. She has served as chief financial officer of Baishimi (Nanjing) Brand Management Co., Ltd. since 2021. From 2016 to 2020, she was the chief financial officer of Nanjing Dayu Hotpot (Huofengxiang), and from 2008 to 2015, she worked as finance staff at Jinan Tianmao Construction Engineering Co., Ltd.

Ms. H Wang holds a bachelor’s degree from Shandong University.

Mr. Zhilin CAI (“Mr. Cai”) has around thirteen years of experience in enterprise management and strategic planning. He has served as the chairman of the board of Zhongzhihao Industrial Group since 2016. From 2012 to 2016, he was a distinguished expert at China Poverty Alleviation and Development Service Co., Ltd. Mr. Cai received his education from Xinyang Army Academy.

The Board extends its appreciation to the outgoing directors and officers for their contributions and welcomes the new leadership team.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on timber and wood products industry. The Company’s operations cover both up-stream forest management and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru. For more information, please visit: www.nature-wood.com.

For investor and media inquiries, please contact:

Name: Wang Hong

Title:CFO

Email: nwglwh@163.com